US$1,350,000,000 1.750% SENIOR NOTES DUE 2018	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	April 24, 2013
Settlement Date:	May 1, 2013 (T+5 days)
Maturity:	May 1, 2018
Par Amount:	U.S. $1,350,000,000
Semi-Annual Coupon:	1.750% per annum
Re-offer Spread to Benchmark:	T5 + 108 basis points
Re-offer Yield:	1.765% per annum
Public Offering Price:	99.929%
Net Proceeds to Citigroup:	$1,344,654,000 (before expenses).
Interest Payment Dates:	The 1st day of each May and November, commencing November 1, 2013. Following business day convention.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	ABN AMRO Securities (USA) LLC HSBC Securities (USA) Inc. Lloyds Securities Inc. Natixis Securities Americas LLC Swedbank First Securities, LLC UniCredit Capital Markets LLC Wells Fargo Securities, LLC

US$1,350,000,000 1.750% SENIOR NOTES DUE 2018	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Junior Co-Managers:

BNY Mellon Capital Markets, LLC

Cabrera Capital Markets, LLC

Capital One Southcoast, Inc.

CastleOak Securities, L.P.

Fifth Third Securities, Inc.

Lebenthal & Co., LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

SunTrust Robinson Humphrey, Inc.

The Williams Capital Group, L.P.

VTB Capital plc

CUSIP:	172967 GS 4
ISIN:	US172967GS42

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-831-9146.